Mail Stop 4561

March 24, 2006

Jeffrey D. Kelly
Chief Financial Officer
National City Corporation
1900 East Ninth Street
Cleveland, Ohio 44114

RE:	National City Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 6, 2006
File No. 000-07229

Dear Mr. Kelly,

	We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings.
In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Review

Noninterest Income, page 13

1. We note the significance of mortgage servicing right ineffectiveness hedge and other derivative gains to your operating results. Please revise to disclose for the periods presented, the amount of the gains that were unrealized and the amount that were realized.

2. We note your disclosure on page 2 that your hedging results have been among the best in the industry for several years in a row with
2005 being perhaps the best relative performance of all. Please revise to disclose your mortgage servicing right hedging approach and the main factors to which you attribute the success of your mortgage servicing right hedging methods.

Credit Risk, page 22

3. Please revise to disclose the significant details regarding the $5.0 billion credit risk transfer agreement, how you account for the agreement and the accounting guidance on which you rely. Specifically disclose how you consider the credit risk transfer agreement in your calculation of the allowance for loan losses.

Application of Critical Accounting Policies

Allowance for Loan Losses and Allowance for Losses on Lending-
Related
Commitments, page 29

4. We note your disclosure that your assessment of the adequacy of the allowance for loan losses considers individual impaired loans, pools of homogeneous loans with similar risk characteristics, and other environmental factors. Please revise to describe and quantify for the periods presented, each element of the allowance, and explain briefly how your procedural discipline was applied in determining the amount. Refer to Section II.O of the Current Accounting and Disclosure Issues in the Division of Corporation Finance report issued on December 1, 2005 and available on the SEC`s web-site.

Consolidated Financial Statements

Note 1. Basis of Presentation and Significant Accounting Policies

Loans and Leases, page 42

5. We note your disclosure that loans that the Corporation intends to hold for investment purposes are classified as portfolio loans. Please revise to disclose how your accounting policy complies with the accounting guidance in paragraph 8.a of SOP 01-6 for loans and trade receivables not held for sale and the critical factors that cause management to sell or securitize a loan previously held for investment. Also, disclose the reasons why the securitization of loans held for investment has increased significantly the past three years.

6. Please revise to disclose the method you use to recognize interest income. If you do not use the interest method, please disclose how your method complies with the applicable accounting guidance.
Refer
to EITF Topic D-10.

7. Please revise to disclose the method you use to recognize loan origination fees, certain direct costs, and unearned discounts as an adjustment to yield over the term of the loan. Refer to SFAS 91.

8. Please revise to disclose how you estimate residual values for your leases. Specifically disclose how you consider renewal provisions or other extensions in your calculation.

Depreciable Assets, page 45

9. Please tell us the amount of leasehold improvements recorded on your balance sheet as of December 31, 2005 and the amount of amortization recorded for the periods presented. Please segregate this information for the amount of leasehold improvements purchased at or near the beginning of the lease term and the amount purchased after lease inception or acquired in a business combination.

10. Please revise to disclose how you consider renewal periods in determining your amortization period for leasehold improvements purchased after lease inception or acquired in a business combination and the accounting guidance on which you rely for your accounting policy. Refer to EITF 05-6.

11. We note you amortize leasehold improvements over the term of the respective lease plus the first optional renewal period, when renewal is reasonably assured. Please revise to disclose how you consider the useful life of the leasehold improvement in your amortization period and why you do not include second or subsequent renewal periods, if reasonably assured, in your amortization period.

Note 8. Securities, page 57

12. Please revise here and throughout your filing to clearly and separately classify securities that are legally backed by the full faith and credit of the U.S. government and those that are not, such as securities issued by government-sponsored enterprises. Refer to section II.H.2 of the Current Accounting and Disclosure Issues in the
Division of Corporation Finance report issued on December 1, 2005 and available on the SEC`s web-site.




Note 11. Servicing Assets, page 60

13. Please revise to disclose why, in determining the fair value of
MSR`s, you hold mortgage interest rates which are used to determine prepayment rates, and discount rates constant over the estimated life of the portfolio.

14. Please revise to disclose if you use the same estimate of future interest rates in estimating the value of your MSR portfolio and your derivative portfolio.

15. We note that expected mortgage loan prepayment rates are derived from a third party model and adjusted to reflect National City`s actual prepayment experience. Please describe for us the third party model, why you make adjustments to the model and how you develop the adjustments. Consider including a similar discussion your document.

Note 24. Derivative Instruments and Hedging Activities, page 73

16. Please revise to clearly disclose for each significant SFAS
133
hedge relationship, the specific methodology you use to test hedge effectiveness and how often those tests are performed. Refer to the
Section II.M of the Current Accounting and Disclosure Issues in the
Division of Corporation Finance report issued on December 1, 2005 and available on the SEC`s web-site.

17. For each SFAS 133 hedge relationship in which you use the short-cut method of assessing hedge ineffectiveness, please provide us with the following information:

?     clearly explain the terms of the hedged item;

?     clearly explain the terms of the derivative interest rate
hedge; and

?     tell us how you met each of the applicable conditions of
paragraph 68 of SFAS 133.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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Jeffrey D. Kelly
National City Corporation
March 24, 2006
Page 5